82-5769

03003660

UFJ Holdings, Inc

SUPPL

03 FEB -6 AM 7:21

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	February 6, 2003
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	001-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	17 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

dw 2/6

* If you do not receive all pages please contact us immediately.

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

February 6, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
<u>12g-3-2(b) Under the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc..

BY FACSIMILE AND MAIL
Enclosure

February 6, 2003

To Whom It May Concern:

UFJ Holdings, Inc.

Financial Information for the 3rd Quarter of the Fiscal Year ending March 31, 2003

UFJ Holdings, Inc. today reported the company's financial information for the third quarter (from October 1, 2002 to December 31, 2002) of the fiscal year ending March 31, 2003. The company discloses following quarterly information as voluntary company information in accordance with the spirits of "Advanced-Reform Program" of Minister Conference for the Economic Counter-measures and "Program for Structural Reform of Securities Markets" of Financial Service Agency.

The following figures are unaudited.

TABLE OF CONTENTS

UFJ HOLDINGS

1. PROBLEM LOANS UNDER FINANCIAL REVITALIZATION LAW (Combined)

Billions of yen

	December 31, 2002	September 30, 2002	March, 31, 2002
Bankrupt / Quasi-bankrupt	413.7	480.6	627.8
Doubtful	1,717.1	1,893.0	2,868.5
Sub-standard	2,688.0	2,644.3	2,985.7
Total	4,818.9	5,018.0	6,482.1

Notes
1. Above figures are simple aggregate of UFJ Bank Limited and UFJ Trust Bank Limited.
2. Figures as of December 31, 2002 are classified into the categories defined in Article 4 of "Regulation Rules of the Law relating to Emergency Measures for Revitalization of Financial Systems". The figures are compiled in the same aggregation process in account settlement (including the interim account) and ful.; ·eflect the outcome of the self-assessment as of December 31, 2002. Above figures are presented net of direct write-offs.
3. Claims which are not classified as Sub-standard claims on Sub-standard borrowers as of December 31, 2002 are 1,007.1 billion yen.
4. Figures as of June 30, 2002 are excluded because the calculation methods differ from those for other periods.

2. BIS RISK ADJUSTED CAPITAL RATIO (Consolidated)

	Mar. 31, 2003 (Forecast)	Sept. 30, 2002
(1) Capital Ratio	10.0-10.5%	11.20 %
(2) Tier I Ratio	5.5-6.0%	5.98 %

Note: Above forecasts may be revised in response to the change in business environment.

3. UNREALIZED PROFITS/LOSSES ON SECURITIES(Combined)

	December 31, 2002				September 30, 2002				March 31, 2002			
	Market		Unrealized		Market		Unrealized		Market		Unrealized	
Billions of yen	Value	Net	Profit	Loss	Value	Net	Profit	Loss	Value	Net	Profit	Loss
Available-for-sale securities												
Total	16,569.7	(569.8)	303.6	863.4	19,114.0	(295.3)	338.9	634.2	13,563.0	103.6	601.3	497.6
(a) Stocks	*3,211.3*	*(643.7)*	*169.4*	*813.2*	*9,503.4*	*(366.7)*	*215.1*	*581.8*	*4,391.8*	*98.8*	*531.9*	*433.1*
(b) Bonds	*9,942.2*	*84.8*	*87.7*	*2.9*	*12,868.3*	*67.1*	*73.9*	*6.8*	*7,706.5*	*10.4*	*21.5*	*11.0*
(c) Others	*2,416.0*	*(0.9)*	*46.3*	*47.2*	*2,742.2*	*4.2*	*49.7*	*45.5*	*1,464.5*	*(5.6)*	*47.8*	*53.4*

Notes;
1. Above figures are simple aggregate of UFJ Bank Limited and UFJ Trust Bank Limited.
2. Unrealized profit/loss as of December 31, 2002 are represented as the difference between book value as of December 31, 2002 before application of amortized cost method and depletion and market value.
3. Revaluation losses on stocks and other equity securities and revaluation losses on bonds as of September 30, 2002 are 148.9 billion yen and 7 billion yen, respectively.
4. The above includes "Securities", negotiable due form banks, commodity fund and others.
5. Unrealized profit/loss of securities of subsidiaries and affiliates with market value are as follows. We have no held-to-maturity bond with market value.

	December 31, 2002				September 30, 2002				March 31, 2002			
	Book		Unrealized		Book		Unrealized		Book		Unrealized	
Billions of yen	Value	Net	Profit	Loss	Value	Net	Profit	Loss	Value	Net	Profit	Loss
Investments in subsidiaries and affiliates	271.8	(67.8)	-	67.8	271.8	(22.0)	0.2	22.3	179.9	(14.8)	16.4	30.3

4. UNREALIZED PROFITS/LOSSES ON DERIVATIVES TRANSACTIONS (Combined)

(1) Interest Rate Related Transactions

Billions of yen	As of December 31, 2002			As of September 30, 2002			As of March 31, 2002		
	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses
Exchange-traded									
Interest Rate Futures	36,549.0	0.2	0.2	39,054.9	(1.2)	(1.2)	29,323.2	(6.2)	(6.2)
Interest Rate Options	16,070.7	0.0	0.6	18,116.7	0.6	1.0	10,694.9	(0.2)	0.4
Over-the-Counter									
Forward Rate Agreements	4,041.0	0.7	0.7	4,474.7	(1.0)	(1.0)	6,077.7	(1.5)	(1.5)
Interest Rate Swaps	174,706.0	103.1	103.1	181,012.2	98.6	98.6	184,354.1	36.7	36.7
Others	8,895.2	20.5	33.8	9,735.9	19.3	32.9	10,069.9	20.6	33.0
Total		124.6	138.6		116.6	130.3		49.3	62.4

Notes:
1. Above figures are simple aggregate of UFJ Bank Limited and UFJ Trust Bank Limited.
2. Derivatives transactions to which hedge accounting is applied are excluded.
3. Market Value and Unrealized Profit/Loss for the over-the-counter transactions as of December 31, 2002 are the figures before reflection of adjustment of market value caused by credit risk of counter parties.

(2) Currency Related Transactions

Billions of yen	As of December 31, 2002			As of September 30, 2002			As of March 31, 2002		
	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses
Over-the-Counter									
Currency Swaps	5,569.2	(36.1)	(36.1)	5,881.3	(47.4)	(47.4)	6,828.2	(60.3)	(60.3)
Total		(36.1)	(36.1)		(47.4)	(47.4)		(60.3)	(60.3)

Notes:
1. Above figures are simple aggregate of UFJ Bank Limited and UFJ Trust Bank Limited.
2. Derivatives transactions to which hedge accounting is applied and transactions stated in the Note 4 are excluded.
3. Market Value and Unrealized Profit/Loss for the over-the-counter transactions as of December 31, 2002 are the figures before reflection of adjustment of market value caused by credit risk of counter parties.
4. Contractual Value etc. of such Currency Swaps accounted for on an accrual method is as follows:

Billions of yen	As of December 31, 2002			As of September 30, 2002			As of March 31, 2002		
	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses
Currency Swaps	1,595.5	20.6	20.6	1,228.9	(19.1)	(19.1)	606.6	(5.1)	(5.1)

The following table shows the contractual values of Foreign exchange forwards and currency options by revaluation at the end of the fiscal year.

Billions of yen	As of December 31, 2002	As of September 30, 2002	As of March 31, 2002
	Contractual Value	Contractual Value	Contractual Value
Over-the-Counter			
Foreign Exchange Forward Contracts	9,653.6	9,707.5	10,541.0
Currency Options	7,316.8	3,448.9	3,124.9

(3) Equity Related Transactions

Billions of yen	As of December 31, 2002			As of September 30, 2002			As of March 31, 2002		
	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses
Exchange-traded									
Equity Index Futures	118.9	0.0	0.0	12.1	0.0	0.0	18.6	0.0	0.0
Over-the-Counter									
Equity Options	0.4	0.0	0.0	-	-	-	6.7	0.0	-
Total		0.0	0.0		0.0	0.0		0.0	0.0

Notes:
1. Above figures are simple aggregate of UFJ Bank Limited and UFJ Trust Bank Limited.
2. Derivatives transactions to which hedge accounting is applied are excluded.
3. Market Value and Unrealized Profit/Loss for the over-the-counter transactions as of December 31, 2002 are the figures before reflection of adjustment of market value caused by credit risk of counter parties.

(4) Bond Related Transactions

Billions of yen	As of December 31, 2002 Contractual Value	Market Value	Profits/ Losses	As of September 30, 2002 Contractual Value	Market Value	Profits/ Losses	As of March 31, 2002 Contractual Value	Market Value	Profits/ Losses
Exchange-traded									
Bond Futures	2,205.4	(1.5)	(1.5)	1,928.5	(0.1)	(0.1)	2,186.4	2.5	2.5
Options on Bond Futures	252.5	0.0	0.0	137.3	0.1	0.0	49.4	0.0	0.0
Over-the-Counter									
Bond Options	6.0	0.0	0.0	3.0	0.0	0.0	-	-	-
Total		(1.5)	(1.5)		0.0	(0.1)		2.5	2.5

Notes:
1. Above figures are simple aggregate of UFJ Bank Limited and UFJ Trust Bank Limited.
2. Derivatives transactions to which hedge accounting is applied are excluded.
3. Market Value and Unrealized Profit/Loss for the over-the-counter transactions as of December 31, 2002 are the figures before reflection of adjustment of market value caused by credit risk of counter parties.

(5) Commodity Related Transactions

Billions of yen	As of December 31, 2002 Contractual Value	Market Value	Profits/ Losses	As of September 30, 2002 Contractual Value	Market Value	Profits/ Losses	As of March 31, 2002 Contractual Value	Market Value	Profits/ Losses
Over-the-Counter									
Commodity Swaps (Fuel)	587.1	0.5	0.5	939.1	0.3	0.3	13.7	0.0	0.0
Total		0.5	0.5		0.3	0.3		0.0	0.0

Notes:
1. Above figures are simple aggregate of UFJ Bank Limited and UFJ Trust Bank Limited.
2. Derivatives transactions to which hedge accounting is applied are excluded.
3. Market Value and Unrealized Profit/Loss for the over-the-counter transactions as of December 31, 2002 are the figures before reflection of adjustment of market value caused by credit risk of counter parties.

(6) Credit Derivatives Related Transactions

Billions of yen	As of December 31, 2002 Contractual Value	Market Value	Profits/ Losses	As of September 30, 2002 Contractual Value	Market Value	Profits/ Losses	As of March 31, 2002 Contractual Value	Market Value	Profits/ Losses
Over-the-counter									
Credit Default Swaps	536.4	0.2	0.2	567.5	0.0	0.0	580.8	0.2	0.2
Credit Default Options	10.0	0.0	0.0	10.0	0.0	0.0	11.0	0.0	0.0
Total		0.2	0.2		0.0	0.0		0.2	0.2

Notes:
1. Above figures are simple aggregate of UFJ Bank Limited and UFJ Trust Bank Limited.
2. Derivatives transactions to which hedge accounting is applied are excluded.
3. Market Value and Unrealized Profit/Loss for the over-the-counter transactions as of December 31, 2002 are the figures before reflection of adjustment of market value caused by credit risk of counter parties.

(7) Other Derivatives Transactions

Billions of yen	As of December 31, 2002 Contractual Value	Market Value	Profits/ Losses	As of September 30, 2002 Contractual Value	Market Value	Profits/ Losses	As of March 31, 2002 Contractual Value	Market Value	Profits/ Losses
Over-the-counter									
Weather Options	0.6	0.0	0.0	0.7	0.0	0.0	1.7	0.0	0.0
Total		0.0	0.0		0.0	0.0		0.0	0.0

Notes:
1. Above figures are simple aggregate of UFJ Bank, Limited and UFJ Trust Bank Limited.
2. Derivatives transactions to which hedge accounting is applied are excluded.
3. Market Value and Unrealized Profit/Loss for the over-the-counter transactions as of December 31, 2002 are the figures before reflection of adjustment of market value caused by credit risk of counter parties.

5. DERIVATIVE TRANSACTIONS USED FOR HEDGING PURPOSES (Combined)

Billions of yen	December 31, 2002				September 30, 2002				March 31, 2002			
	Unrealized Profit (a)	Unrealized Loss (b)	Net Unrealized Profit(Loss) (a)-(b)	Deferred Profit (Loss) (c)	Unrealized Profit (a)	Unrealized Loss (b)	Net Unrealized Profit(Loss) (a)-(b)	Deferred Profit (Loss) (c)	Unrealized Profit (a)	Unrealized Loss (b)	Net Unrealized Profit(Loss) (a)-(b)	Deferred Profit (Loss) (c)
Interest Rate Swaps	458.1	335.6	122.4	112.0	479.8	346.9	132.8	111.8	473.9	387.6	86.2	50.0
Currency Swaps	0.6	0.8	(0.1)	(0.2)	0.7	0.9	(0.2)	(0.2)	0.8	1.0	(0.1)	(0.2)
Others	25.8	32.1	(6.2)	(6.2)	29.9	35.2	(5.3)	(5.3)	16.1	24.3	(6.1)	(6.0)
Total	484.6	368.5	116.0	105.6	510.4	383.2	127.2	106.2	492.9	412.9	79.9	43.7

Notes:

1. Above figures are simple aggregate of UFJ Bank Limited and UFJ Trust Bank Limited.
2. Gains and losses are recorded as follows.
   - The company primarily employs a macro hedging approach called "risk adjusted approach" for hedge accounting. Derivative instruments for hedging purposes are mainly used in association with the on-balance sheet instruments accounted for at amortized cost. Under the hedge accounting, the gains and losses from derivative instruments, which does not correspond to the gains and losses from the underlying instruments are deferred as assets or liabilities.
   - To be more precise, Deferred Profit or Loss ((c) above) is calculated by deducting the equivalent amount of accrued interests recorded on the accrual accounting from the net Unrealized Profit or Loss ((a)-(b) above) arising from derivative instruments.

Notional principal of Interest Rate Swaps to which hedge accounting is applied categorized by remaining period are as follows.

Billions of yen	December 31, 2002				September 30, 2002				March 31, 2002			
	1 yr or less	*over 1 to 5*	*over 5*	*total*	*1 yr or less*	*over 1 to 5*	*over 5*	*total*	*1 yr or less*	*over 1 to 5*	*over 5*	*total*
Receipts Fixed/Payments Floating	3,125.1	3,908.1	1,581.3	8,614.6	3,528.2	3,883.2	1,661.8	9,071.4	4,579.9	4,171.6	1,940.6	10,692.1
Receipts Floating /Payments Fixed	2,304.2	4,188.4	943.6	7,436.3	2,857.3	4,421.2	985.0	8,263.6	3,651.3	4,755.5	1,269.2	9,676.0
Receipts Floating /Payments Floating	260.0	108.6	-	368.6	260.1	105.0	3.6	368.7	130.7	463.0	3.8	597.5
Total Notional Principal of IRS	5,689.4	8,205.1	2,525.0	16,419.5	6,643.7	8,409.5	2,650.5	17,703.8	8,361.9	9,390.1	3,213.7	20,965.8

6. BALANCE OF DOMESTIC LOANS AND DEPOSITS (Combined)

Billions of yen

	Dec. 31, 2002	Sept. 30, 2002	Mar. 31, 2002
Domestic Individual Deposits	27,094.2	26,673.1	26,413.0
Demand Deposits	14,432.9	13,642.5	12,926.2
Time Deposits	12,318.0	12,691.2	13,162.0
Domestic Corporate Deposits	15,974.1	15,857.6	16,723.5
Demand Deposits	11,156.3	10,531.3	11,120.4
Time Deposits	4,036.3	4,279.2	4,763.0
Other Domestic Deposits	2,475.0	2,613.9	2,615.0
Demand Deposits	1,276.8	1,225.5	1,387.5
Time Deposits	254.2	272.5	303.1
Trust Principal	2,013.2	2,169.0	2,809.9
Domestic Individuals	1,208.8	1,320.1	1,606.4
Domestic Corporations	804.3	848.9	1,203.5

Domestic Loans	40,383.4	40,695.9	42,383.0
Banking Account	39,337.1	39,624.4	41,165.9
Trust Account	1,046.3	1,071.5	1,217.0

Notes:

1. Above figures are simple aggregate of UFJ Bank Limited and UFJ Trust Bank Limited.
2. The above figures are calculated based on Bank of Japan report (excluding overseas transactions and Tokyo special offshore accounts [International Banking Facility]).
3. Other Domestic Deposits includes public money from local governments and deposits from financial institutions.
4. Demand Deposits = Current Deposits + Ordinary Deposits + Deposits at Notice
   Time Deposits = Time Deposits + Periodical Deposits
5. "Trust Principal" is the total of Jointly Operates Money Trusts and Loan Trusts whose principal is indemnified.

UFJ BANK

1. PROBLEM LOANS UNDER FINANCIAL REVITALIZATION LAW (Non-Con[illegible]idated)

	December 31, 2002	September 30, 2002	March. 31, 2002
Bankrupt / Quasi-bankrupt	357.3	412.8	529.5
Doubtful	1,661.6	1,829.8	2,637.8
Sub-standard	2,261.8	2,214.4	2,592.2
Total	4,280.8	4,457.2	5,759.6

Notes:

1. Figures as of December 31, 2002 are classified into the categories defined in Article 4 of "Regulation Rules of the Law relating to Emergency Measures for Revitalization of Financial Systems". The figures are compiled in the same aggregation process in account settlement (including the interim account) and fully reflect the outcome of self-assessment as of December 31, 2002.
   Of the claims classified as Bankrupt and Quasi-bankrupt, those recognezed as being of no value are deducted as an equivalent for direct write-offs.
2. Claims which are not classified as Sub-standard claims on Sub-standard borrowers as of December 31, 2002 are 959.8 billion yen.
3. Figures as of June 30, 2002 are excluded because the calculation methods differ from those for other periods.

2. BIS RISK ADJUSTED CAPITAL RATIO (Consolidated)

	Mar. 31, 2003 (Forecast)	Sept. 30, 2002
(1) Capital Ratio	middle of 10%	11.12 %
(2) Tier I Ratio	5.5-6.0%	5.76 %

Notes:

1. Above forecasts may be revised in response to the change in business e[illegible]ent.
2. Consolidated capital ratio as of December 31, 2002 is calculated on the [illegible]pital after deduction of 53.4 billion yen, the maximum payable interim dividends to the par[illegible] company, UFJ Holdings,

3. UNREALIZED PROFITS/LOSSES ON SECURITIES(Non-Consolidated)

Billions of yen	December 31, 2002 Market Value	Net	Unrealized Gain	Unrealized Loss	September 30, 2002 Market Value	Net	Unrealized Gain	Unrealized Loss	March 31, 2002 Market Value	Net	Unrealized Gain	Unrealized Loss
Available-for-sale securities												
Total	13,672.9	(337.9)	283.6	621.5	17,014.0	(169.3)	313.4	482.8	11,346.1	206.8	568.2	361.4
(a) Stocks	*2,747.4*	*(450.6)*	*152.4*	*603.1*	*2,990.9*	*(257.3)*	*194.1*	*451.4*	*3,769.1*	*181.3*	*501.6*	*320.3*
(b) Bonds	*8,575.8*	*83.8*	*85.1*	*1.2*	*11,350.7*	*63.6*	*69.7*	*6.0*	*6,210.7*	*9.7*	*18.8*	*9.1*
(c) Others	*2,349.6*	*28.8*	*46.0*	*17.1*	*2,672.3*	*24.2*	*49.6*	*25.3*	*1,366.2*	*15.7*	*47.7*	*31.9*

Notes:

1. Unrealized profit/loss as of December 31, 2002 are represented as the difference between book value as of December 31, 2002 before application of amortized cost method and depletion and market value.
2. Revaluation losses on stocks and other equity securities and revaluation losses on bonds as of September 30, 2002 are 99.3 billion yen and 0.3 billion yen, respectively.
3. The above includes "Securities", negotiable due form banks, commodity fund and others.
4. Unrealized profit/loss of securities of subsidiaries and affiliates with market value are as follows.
   We have no held-to-maturity bond with market value.

Billions of yen	December 31, 2002 Book Value	Net	Unrealized Profit	Unrealized Loss	September 30, 2002 Book Value	Net	Unrealized Profit	Unrealized Loss	March 31, 2002 Book Value	Net	Unrealized Profit	Unrealized Loss
Investments in subsidiaries and affiliates	271.8	(67.8)	-	67.8	271.8	(22.0)	0.2	22.3	179.9	(14.8)	15.4	30.3

4. UNREALIZED PROFITS/LOSSES ON DERIVATIVES TRANSACTIONS (Non-Consolidated)

(1) Interest Rate Related Transactions

Billions of yen	As of December 31, 2002			As of September 30, 2002			As of March 31, 2002		
	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses
Exchange-traded									
Interest Rate Futures	36,549.0	0.2	0.2	39,054.9	(1.2)	(1.2)	29,323.2	(6.2)	(6.2)
Interest Rate Options	16,070.7	0.0	0.6	18,116.7	0.8	1.0	10,694.9	(0.2)	0.4
Over-the-Counter									
Forward Rate Agreement	4,041.0	0.7	0.7	4,474.7	(1.0)	(1.0)	6,077.7	(1.5)	(1.5)
Interest Rate Swaps	173,488.2	102.9	102.9	179,736.7	98.8	96.8	182,990.9	37.1	37.1
Others	8,701.2	20.4	33.6	9,533.4	18.7	32.8	9,832.2	21.1	33.1
Total		124.2	138.3		117.1	130.5		50.1	62.7

Notes:
1. Derivatives transactions to which hedge accounting is applied are excluded.
2. Market Value and Unrealized Profit/Loss for the over-the-counter transactions as of December 31, 2002 are the figures before reflection of adjustment of market value caused by credit risk of counter parties.

(2) Currency Related Transactions

Billions of yen	As of December 31, 2002			As of September 30, 2002			As of March 31, 2002		
	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses
Over-the-Counter									
Currency Swaps	5,584.5	(37.1)	(37.1)	5,856.1	(48.5)	(48.5)	5,828.2	(60.3)	(60.3)
Total		(37.1)	(37.1)		(48.5)	(48.5)		(60.3)	(60.3)

Notes:
1. Derivatives transactions to which hedge accounting is applied and transactions stated in the Note 3 are excluded.
2. Market Value and Unrealized Profit/Loss for the over-the-counter transactions as of December 31, 2002 are the figures before reflection of adjustment of market value caused by credit risk of counter parties.
3. Contractual Value etc. of such Currency Swaps accounted for on an accrual method is as follows:

Billions of yen	As of December 31, 2002			As of September 30, 2002			As of March 31, 2002		
	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses
Currency Swaps	1,595.5	20.6	20.6	1,228.9	(19.1)	(19.1)	579.4	(6.7)	(6.7)

The following table shows the contractual values of Foreign exchange forwards and currency options by revaluation at the end of the fiscal year.

Billions of yen	As of December 31, 2002	As of September 30, 2002	As of March 31, 2002
	Contractual Value	Contractual Value	Contractual Value
Over-the-Counter			
Foreign Exchange Forward Contracts	9,529.5	9,583.2	10,700.4
Currency Options	7,315.8	3,448.9	3,124.9

(3) Equity Related Transactions

Billions of yen	As of December 31, 2002			As of September 30, 2002			As of March 31, 2002		
	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses
Exchange-traded									
Equity Index Futures	107.5	(0.2)	(0.2)	-	-	-	-	-	-
Over-the-Counter									
Equity Options	0.4	0.0	0.0	-	-	-	6.7	0.0	-
Total		(0.2)	(0.2)		-	-		0.0	-

Notes:
1. Derivatives transactions to which hedge accounting is applied are excluded.
2. Market Value and Unrealized Profit/Loss for the over-the-counter transactions as of December 31, 2002 are the figures before reflection of adjustment of market value caused by credit risk of counter parties.

(4) Bond Related Transactions

Billions of yen	As of December 31, 2002 Contractual Value	Market Value	Profits/ Losses	As of September 30, 2002 Contractual Value	Market Value	Profits/ Losses	As of March 31, 2002 Contractual Value	Market Value	Profits/ Losses
Exchange-traded									
Bond Futures	2,204.7	(1.5)	(1.5)	1,927.9	(0.1)	(0.1)	2,144.4	2.7	2.7
Options on Bond Futures	262.6	0.0	0.0	137.3	0.1	0.0	49.4	0.0	0.0
Over-the-Counter									
Bond Options	5.0	0.0	0.0	3.0	0.0	0.0	-	-	-
Total		(1.5)	(1.5)		0.0	(0.1)		2.7	2.7

Notes:
1. Derivatives transactions to which hedge accounting is applied are excluded.
2. Market Value and Unrealized Profit/Loss for the over-the-counter transactions as of December 31, 2002 are the figures before reflection of adjustment of market value caused by credit risk of counter parties.

(5) Commodity Related Transactions

Billions of yen	As of December 31, 2002 Contractual Value	Market Value	Profits/ Losses	As of September 30, 2002 Contractual Value	Market Value	Profits/ Losses	As of March 31, 2002 Contractual Value	Market Value	Profits/ Losses
Over-the-Counter									
Commodity Swaps (Fuel)	587.1	0.5	0.5	939.1	0.3	0.3	13.7	0.0	0.0
Total		0.5	0.5		0.3	0.3		0.0	0.0

Notes:
1. Derivatives transactions to which hedge accounting is applied are excluded.
2. Market Value and Unrealized Profit/Loss for the over-the-counter transactions as of December 31, 2002 are the figures before reflection of adjustment of market value caused by credit risk of counter parties.

(6) Credit Derivatives Related Transactions

Billions of yen	As of December 31, 2002 Contractual Value	Market Value	Profits/ Losses	As of September 30, 2002 Contractual Value	Market Value	Profits/ Losses	As of March 31, 2002 Contractual Value	Market Value	Profits/ Losses
Over-the-counter									
Credit Default Swaps	536.4	0.2	0.2	557.5	0.0	0.0	560.8	0.2	0.2
Credit Default Options	10.0	0.0	0.0	10.0	0.0	0.0	11.0	0.0	0.0
Total		0.2	0.2		0.0	0.0		0.2	0.2

Notes:
1. Derivatives transactions to which hedge accounting is applied are excluded.
2. Market Value and Unrealized Profit/Loss for the over-the-counter transactions as of December 31, 2002 are the figures before reflection of adjustment of market value caused by credit risk of counter parties.

(7) Other Derivatives Transactions

Billions of yen	As of December 31, 2002 Contractual Value	Market Value	Profits/ Losses	As of September 30, 2002 Contractual Value	Market Value	Profits/ Losses	As of March 31, 2002 Contractual Value	Market Value	Profits/ Losses
Over-the-counter									
Weather Options	0.6	0.0	0.0	0.7	0.0	0.0	1.7	0.0	0.0
Total		0.0	0.0		0.0	0.0		0.0	0.0

Notes:
1. Derivatives transactions to which hedge accounting is applied are excluded.
2. Market Value and Unrealized Profit/Loss for the over-the-counter transactions as of December 31, 2002 are the figures before reflection of adjustment of market value caused by credit risk of counter parties.

5. DERIVATIVE TRANSACTIONS USED FOR HEDGING PURPOSES (Non-Consolidated)

Billions of yen	December 31, 2002				September 30, 2002				March 31, 2002			
	Unrealized Profit (a)	Unrealized Loss (b)	Net Unrealized Profit(Loss) (a)-(b)	Deferred Profit (Loss) (c)	Unrealized Profit (a)	Unrealized Loss (b)	Net Unrealized Profit(Loss) (a)-(b)	Deferred Profit (Loss) (c)	Unrealized Profit (a)	Unrealized Loss (b)	Net Unrealized Profit(Loss) (a)-(b)	Deferred Profit (Loss) (c)
Interest Rate Swaps	455.2	334.3	120.9	110.7	476.8	345.5	131.2	110.4	470.0	385.5	84.5	48.3
Currency Swaps	0.6	0.8	(0.1)	(0.2)	0.7	0.9	(0.2)	(0.2)	0.8	1.0	(0.1)	(0.2)
Others	25.8	32.1	(6.2)	(6.2)	29.9	35.2	(5.3)	(5.3)	18.1	24.3	(6.1)	(6.0)
Total	481.6	367.2	114.5	104.3	507.5	381.6	125.6	104.8	488.9	410.8	78.1	42.0

Notes:
Gains and losses are recorded as follows.
- The company primarily employs a macro hedging approach called "risk adjusted approach" for hedge accounting. Derivative instruments for hedging purposes are mainly used in association with the on-balance sheet instruments accounted for at amortized cost. Under the hedge accounting, the gains and losses from derivative instruments, which does not correspond to the gains and losses from the underlying instruments are deferred as assets or liabilities.
- To be more precise, Deferred Profit or Loss ((c) above) is calculated by deducting the equivalent amount of accrued interests recorded on the accrual accounting from the net Unrealized Profit or Loss ((a)-(b) above) arising from derivative instruments.

Notional principal of Interest Rate Swaps to which hedge accounting is applied categorized by remaining period are as follows.

Billions of yen	December 31, 2002				September 30, 2002				March 31, 2002			
	1 yr or less	*over 1 to 5*	*over 5*	*total*	*1 yr or less*	*over 1 to 5*	*over 5*	*total*	*1 yr or less*	*over 1 to 5*	*over 5*	*total*
Receipts Fixed/Payments Floating	3,123.1	3,885.2	1,575.3	8,583.7	3,504.1	3,860.4	1,655.8	9,020.4	4,494.7	4,164.2	1,940.6	10,599.5
Receipts Floating /Payments Fixed	2,303.0	4,157.4	942.5	7,403.0	2,854.9	4,388.8	983.9	8,227.7	3,579.8	4,745.4	1,269.2	9,594.4
Receipts Floating /Payments Floating	260.0	104.6	-	364.6	260.0	101.0	3.6	364.6	60.0	463.0	3.8	526.8
Total Notional Principal of IRS	5,686.1	8,147.3	2,517.9	16,351.4	6,619.1	8,350.3	2,643.4	17,612.8	8,134.5	9,372.6	3,213.7	20,720.9

6. BALANCE OF DOMESTIC LOANS AND DEPOSITS (Non-Consolidated)

Billions of yen

	Dec. 31, 2002	Sept. 30, 2002	Mar. 31, 2002
Domestic Individual Deposits	24,752.9	24,364.2	24,198.4
Demand Deposits	14,032.2	13,267.9	12,590.6
Time Deposits	10,386.9	10,767.4	11,294.7
Domestic Corporate Deposits	15,135.1	15,060.5	15,843.4
Demand Deposits	10,738.7	10,180.4	10,707.2
Time Deposits	3,625.8	3,854.9	4,313.4
Other Domestic Deposits	2,396.3	2,566.1	2,559.9
Demand Deposits	1,261.5	1,211.1	1,357.0
Time Deposits	194.8	245.1	284.6

Domestic Loans	364,030.0	36,570.1	37,656.8

Notes:

1. The above figures are calculated based on Bank of Japan report (excluding overseas transactions and Tokyo special offshore accounts [International Banking Facility]).
2. Other Domestic Deposits includes public money from local governments and deposits from financial institutions.
3. Demand Deposits = Current Deposits + Ordinary Deposits + Deposits at Notice
   Time Deposits = Time Deposits + Periodical Deposits

UFJ TRUST BANK

1. PROBLEM LOANS UNDER FINANCIAL REVITALIZATION LAW (Non-Consolidated)

	December 31, 2002	September 30, 2002	March. 31, 2002
Banking Account	29.4	33.7	62.5
Trust Account	26.9	33.9	35.8
Bankrupt/Quasi-bankrupt	56.3	67.7	98.3
Banking Account	37.5	40.8	193.5
Trust Account	18.0	22.3	37.1
Doubtful	55.5	63.1	230.7
Banking Account	376.6	376.7	330.1
Trust Account	49.5	53.2	63.2
Sub-standard	426.1	429.9	393.4
Banking Account	443.5	451.3	586.2
Trust Account	94.4	109.5	136.2
Total	538.0	560.8	722.4

Notes;

1. Figures as of December 31, 2002 are classified into the categories defined in Article 4 of "Regulation Rules of the Law relating to Emergency Measures for Revitalization of Financial Systems". The figures are compiled in the same aggregation process in account settlement (including the interim account) and fully reflect the outcome of the self-assessment as of December 31, 2002. Above figures are presented net of direct write-offs.
2. Claims which are not classified as Sub-standard claims on Sub-standard borrowers as of December 31, 2002 are 40.8 billion yen in banking account and 6.5 billion yen in trust account (47.4 billion yen in total).
3. Figures as of June 30, 2002 are excluded because the calculation methods differ from those for other periods.

2. BIS RISK ADJUSTED CAPITAL RATIO (Consolidated)

	Mar. 31, 2003 (Forecast)	Sept. 30, 2002
(1) Capital Ratio	middle of 8%	9.60 %
(2) Tier I Ratio	about 6%	6.27 %

1. Above forecasts may be revised in response to the change in business environment.
2. Forecast of BIS capital adequacy ratio of UFJ Trust Bank is calculated based on the BIS domestic standard. Figures calculated based on the BIS international standard for reference are as follows.

	Mar. 31, 2003 (Forecast)	Sept. 30, 2002
(1) Capital Ratio	about 9%	10.20 %
(2) Tier I Ratio	about 6%	6.25 %

3. UNREALIZED PROFITS/LOSSES ON SECURITIES(Non-Consolidated)

	December 31, 2002				September 30, 2002				March 31, 2002			
	Market		Unrealized		Market		Unrealized		Market		Unrealized	
Billions of yen	Value	Net	Profit	Loss	Value	Net	Profit	Loss	Value	Net	Profit	Loss
Available-for-sale securities												
Total	1,896.7	(221.9)	19.9	241.6	2,099.9	(125.9)	25.4	151.4	2,216.8	(103.1)	33.1	136.2
(a) Stocks	*463.9*	*(193.1)*	*16.9*	*210.0*	*612.4*	*(109.4)*	*21.0*	*130.4*	*622.7*	*(82.4)*	*30.3*	*112.7*
(b) Bonds	*1,366.3*	*0.9*	*2.6*	*1.6*	*1,517.5*	*3.4*	*4.2*	*0.7*	*1,495.7*	*0.7*	*2.8*	*1.9*
(c) Others	*66.4*	*(29.7)*	*0.3*	*30.0*	*69.9*	*(19.9)*	*0.1*	*20.1*	*98.3*	*(21.4)*	*0.0*	*21.5*

Notes:

1. Unrealized profit/loss as of December 31, 2002 are represented as the difference between book value as of December 31, 2002 before application of amortized cost method and depletion and market value.
2. Revaluation losses on stocks and other equity securities and revaluation losses on bonds as of September 30, 2002 are 49.5 billion yen and 6.7 billion yen, respectively.
3. UFJ Trust Bank has no held-to-maturity bond, securities of subsidiaries and affiliates with market value.

4. UNREALIZED PROFITS/LOSSES ON DERIVATIVES TRANSACTIONS (Non-Consolidated)

(1) Interest Rate Related Transactions

	As of December 31, 2002			As of September 30, 2002			As of March 31, 2002		
Billions of yen	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses
Over-the-Counter									
Interest Rate Swaps	1,238.7	0.2	0.2	1,275.4	(0.1)	(0.1)	1,363.1	(0.3)	(0.3)
Others	194.0	0.0	0.0	202.4	(0.4)	(0.0)	237.7	(0.5)	(0.0)
Total		0.2	0.2		(0.6)	(0.1)		(0.8)	(0.3)

Notes:
1. Derivatives transactions to which hedge accounting is applied are excluded.
2. Market Values and Unrealized profit/loss for the over-the-counter transactions are the figures before reflection of adjustment of market value caused by credit risk of counter parties.

(2) Currency Related Transactions

	As of December 31, 2002			As of September 30, 2002			As of March 31, 2002		
Billions of yen	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses
Over-the-Counter									
Currency Swaps	24.7	0.9	0.9	25.1	1.0	1.0	-	-	-
Total		0.9	0.9		1.0	1.0		-	-

Notes:
1. Derivatives transactions to which hedge accounting is applied are excluded.
2. Market Values and Unrealized profit/loss for the over-the-counter transactions are the figures before reflection of adjustment of market value caused by credit risk of counter parties.
3. The Contractual Value etc. of such Currency Swaps accounted for on an accrual method is as follows:

	As of December 31, 2002			As of September 30, 2002			As of March 31, 2002		
Billions of yen	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses
Currency Swaps	-	-	-	-	-	-	27.1	1.6	1.6

The following table shows the contractual values of Foreign exchange forwards and currency options by revaluation at the end of the fiscal year.

Billions of yen	As of December 31, 2002 Contractual Value	As of September 30, 2002 Contractual Value	As of March 31, 2002 Contractual Value
Over-the-Counter			
Foreign Exchange Forward Contracts	24.0	124.2	140.5

(3) Equity Related Transactions

	As of December 31, 2002			As of September 30, 2002			As of March 31, 2002		
Billions of yen	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses
Exchange-traded									
Equity Index Futures	11.3	0.2	0.2	12.1	0.0	0.0	18.6	0.0	0.0
Total		0.2	0.2		0.0	0.0		0.0	0.0

Notes: Derivatives transactions to which hedge accounting is applied are excluded.

(4) Bond Related Transactions

	As of December 31, 2002			As of September 30, 2002			As of March 31, 2002		
Billions of yen	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses	Contractual Value	Market Value	Profits/ Losses
Exchange-traded									
Bond Futures	0.7	(0.0)	(0.0)	0.6	(0.0)	(0.0)	41.9	(0.2)	(0.2)
Total		(0.0)	(0.0)		(0.0)	(0.0)		(0.2)	(0.2)

Note: Derivatives transactions to which hedge accounting is applied are excluded.

5. DERIVATIVE TRANSACTIONS USED FOR HEDGING PURPOSES (Non-Consolidated)

Billions of yen	December 31, 2002				September 30, 2002				March 31, 2002			
	Unrealized Profit (a)	Unrealized Loss (b)	Net Unrealized Profit(Loss) (a)-(b)	Deferred Profit (Loss) (c)	Unrealized Profit (a)	Unrealized Loss (b)	Net Unrealized Profit(Loss) (a)-(b)	Deferred Profit (Loss) (c)	Unrealized Profit (a)	Unrealized Loss (b)	Net Unrealized Profit(Loss) (a)-(b)	Deferred Profit (Loss) (c)
Interest Rate Swaps	2.8	1.3	1.5	1.3	2.9	1.3	1.5	1.4	3.9	2.1	1.7	1.7
Others	-	0.0	(0.0)	(0.0)	-	0.0	(0.0)	(0.0)	-	0.0	(0.0)	(0.0)
Total	2.8	1.3	1.5	1.3	2.9	1.3	1.5	1.4	3.9	2.1	1.7	1.7

Notes:

Gains and losses are recorded as follows.

- The company primarily employs a macro hedging approach called "risk adjusted approach" for hedge accounting. Derivative instruments for hedging purposes are mainly used in association with the on-balance sheet instruments accounted for at amortized cost. Under the hedge accounting, the gains and losses from derivative instruments, which does not correspond to the gains and losses from the underlying instruments are deferred as assets or liabilities.
- To be more precise, Deferred Profit or Loss ((c) above) is calculated by deducting the equivalent amount of accrued interests recorded on the accrual accounting from the net Unrealized Profit or Loss ((a)-(b) above) arising from derivative instruments.

Notional principal of Interest Rate Swaps to which hedge accounting is applied categorized by remaining period are as follows.

Billions of yen	December 31, 2002				September 30, 2002				March 31, 2002			
	1 yr or less	*over 1 to 5*	*over 5*	*total*	*1 yr or less*	*over 1 to 5*	*over 5*	*total*	*1 yr or less*	*over 1 to 5*	*over 5*	*total*
Receipts Fixed/Payments Floating	2.0	22.8	6.0	30.8	22.1	22.8	6.0	50.9	85.2	7.4	-	92.6
Receipts Floating /Payments Fixed	1.2	30.9	1.0	33.2	2.4	32.3	1.1	35.8	71.5	10.1	-	81.6
Receipts Floating /Payments Floating	-	4.0	-	4.0	0.1	4.0	-	4.1	70.7	-	-	70.7
Total Notional Principal of IRS	3.2	57.7	7.0	68.1	24.6	59.2	7.1	91.0	227.4	17.5	-	244.9

6. BALANCE OF DOMESTIC LOANS AND DEPOSITS (Non-Consolidated)

Billions of yen

	Dec. 31, 2002	Sept. 30, 2002	Mar. 31, 2002
Domestic Individual Deposits	2,341.2	2,308.9	2,214.6
Demand Deposits	400.7	374.5	335.6
Time Deposits	1,931.0	1,923.8	1,867.2
Domestic Corporate Deposits	839.0	797.1	880.0
Demand Deposits	417.6	350.8	413.2
Time Deposits	410.5	424.2	449.5
Other Domestic Deposits	78.6	47.7	55.0
Demand Deposits	15.2	14.3	30.4
Time Deposits	59.4	27.4	18.5
Trust Principal	2,013.2	2,169.0	2,809.9
Domestic Individuals	1,208.8	1,320.1	1,606.4
Domestic Corporations	804.3	848.9	1,203.5

Domestic Loans	3,980.3	4,125.8	4,726.1
Banking Account	2,934.0	3,054.2	3,509.1
Trust Account	1,046.3	1,071.5	1,217.0

Notes:

1. The above figures are calculated based on Bank of Japan report (excluding overseas transactions and Tokyo special offshore accounts [International Banking Facility]).
2. Other Domestic Deposits includes public money from local governments and deposits from financial institutions.
3. Demand Deposits = Current Deposits + Ordinary Deposits + Deposits at Notice
   Time Deposits = Time Deposits + Periodical Deposits
4. "Trust Principal" is the total of Jointly Operates Money Trusts and Loan Trusts whose principal is indemnified.